Mail Room 4561

March 15, 2010

Gene Austin
Chief Executive Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, Texas 78758

>   **Re: Convio, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 1, 2010**
>   **File No. 333-164491**

Dear Mr. Austin:

      We have reviewed your response to our letter dated February 26, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated February 19, 2010.

Selected Financial Data, page 37

1.   Based on your disclosures of net loss for fiscal 2009 ($2,095) and pro forma weighted average number of shares – basic and diluted (35,877), it appears that your pro forma net loss per share should be ($0.06). Please provide the calculations that support your pro forma net loss per share of ($0.04) or revise your disclosures accordingly. Similar revisions should be made to the summary historical financial data, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Identifiable Assets, page 45

2.   We note your expanded disclosures on page 45 (in response to our prior comment 8) regarding methods and assumptions used to test goodwill for potential impairment. As previously requested, please also include a discussion of the degree of uncertainty associated with these methods and assumptions and the material implications, if any, of such uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Business

Common Ground, page 76

3.   We note your response to prior comment 15. Since Common Ground runs on
        salesforce.com's Force.com platform, it would appear that your agreement with
        salesforce.com is either a material agreement outside your ordinary course of
        business or, if it is in your ordinary course of business, then it is an agreement on
        which you are substantially dependent. Accordingly, please provide a description
        of the material terms of the agreement in the prospectus and file the agreement as
        an exhibit to your registration statement. Alternatively, provide your analysis as
        to why you are not required to file the agreement under Item 601(b)(10) of
        Regulation S-K.

Operations, page 84

4.   We note your response to prior comment 17. Please clarify in this section that the
        only application hosted at the Sacramento facility is the legacy GetActive system,
        and that you intend to discontinue this system, and terminate your agreement with
        the facility, by the end of 2010.

Notes to Consolidated Financial Statements

Note 9. Stock Warrants, page F-29

5.   We have reviewed your response to our prior comment 23. Please expand the
        disclosure, here and in Note 2, to clearly indicate that all the preferred stock
        warrants that were converted into 692,807 equivalent units to acquire shares of
        Series A convertible preferred stock and Series P common stock are all classified
        within the warrant liabilities line item. In addition, your disclosures in Note 2
        appear to only address your accounting for preferred stock warrants. Please
        explain further your basis for classifying the Series P common stock warrants as
        liabilities and provide the specific accounting guidance you relied upon.

Subsequent Events, page F-36

6.   We note from your response to prior comment 25 that you believe the disclosure
        of the date through which subsequent events has been evaluated is no longer
        required pursuant to ASU 2010-09. Pursuant to ASC 855-10-50-1, non-SEC
        filers should disclose (a) the date through which subsequent events have been
        evaluated and (b) if it is based on the date the financial statements were issued or
        were available to be issued. Please revise your disclosures to provide this
        information, as you do not appear to be an SEC Filer as defined in ASC 855-10-
        20 given that your registration statement is not yet effective.

* * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: <u>Via facsimile: (512) 457-7001</u>
John J. Gilluly III, P.C.
DLA Piper LLP (US)